Filed by PropTech Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PropTech Acquisition Corporation

Commission File No. 333-249468

Transcript from MKM Partners Virtual Conference on December 15, 2020

Rohed:

So with that, um ill turn it over to Tom, uh, he'll give a quick overview, um and Matt has a quick slide deck on Porch.com. So we, uh, once we are done with the intros we'll jump into Q&A. So, uh, Tom, why don't you give us a quick overview and uh, and uh, switch it over to Matt then. Thanks for joining us by the way.

Tom Hennessy:

Absolutely and it's great to be here with everyone, uh, thanks for hosting us Rohed and Cam, um, it's a pleasure to share our story here, uh, I'm Tom Hennessy, co-CEO of PropTech Acquisition Corporation which is a stack, it was a stack that was raised at the end of November 2019, we raised around $172.5 million on the NASDAQ and we set out to find a high growth exciting business that's innovating within real estate technology, either commercial or residential. And we've very pleased to have found that in Porch so my future partner here, Matt Ehrlichman, founder and CEO of Porch, uh, we're on the verge of executing, uh, and consummating the transaction where Porch will become a publicly traded company on NASDAQ.

Tom Hennessy:

So I'm very pleased to be here with everyone today to answer any questions about, uh, Stacks and how we got to where we are today.

Matt Ehrlichman:

And my name's Matt Ehrlichman, like Tom said I'm the founder and CEO of Porch. Uh, I built this company, um, starting about 8 years ago, we launched about 7 years ago. And prior to Porch I had been a technology entrepreneur, uh, throughout my life. So built a couple of companies prior to this one, sold one, helped to take the next one public and then wanted to go build one more company, uh, which is, which is Porch.

Matt Ehrlichman:

I'll take a few minutes just to provide some background onto, uh, into the company. Uh for those that aren't that familiar with Porch and what we're building.

Matt Ehrlichman:

We are a vertical software company in the home services space. So Porch provides CRM and ERP software to a variety of home services companies, like home inspection companies, moving companies, and others. We've innovated around the business model so increasingly software companies are able to monetize not only with SAS fees but also transactions and that, that is our revenue model where we provide these companies the ability to pay us with SAS fees and with transactions where they give us access to their consumers, to these home buyers and we then help those home buyers with key services that they need for their homes. Such as helping them get insurance setup for their homes, TV and internet, moving, and other really important high value services.

Porch MKM Conference Panel 12-15-20 (Completed 12/16/20) Transcript by Rev.com	Page 1 of 14

Matt Ehrlichman:

Porch generates most of our revenue through that B2B2C transaction revenues from this reoccurring stream of consumers. So there's nobody like us in the home services space but it's a very similar flywheel to An Open Table, just as an example, where they would provide software to restaurants, through that relationship get access to the consumer where they monetize transactions and drive demand back to those companies. That is how Porch, uh, Porch works. We're very fortunate in that when we help consumers with transactions we really focused our strategy on these high value services where we can make a thousand dollars per transaction, whereas Open Table would make, you know, a dollar or so per transaction.

Matt Ehrlichman:

Sometimes people go to Porch.com and their not aware of the platform that we're building. You do have to go to our corporate site PorchGroup.com to really get a sense for, for the, the ecosystem that we're building. We have a number of different brands. So for example, ISN is our brand in the inspection software space. We have a very strong market position in that vertical. 26% of all the home inspections that happen in the U.S are managed through our software platform. Higher Help is our brand in the moving space where we provide moving software in demand back to moving companies. In total, we are around 11,000 companies who we provide software and services to. And truly it is the entire ERP and CRM's system that they use to run every aspect of their business. Whether it's CRM, calendaring, online booking and payment processing. We're innovated around that pricing model, again so we can generate revenues through both SAS fees and transaction revenues and the combination of those two produce very strong unit economics. We see right now over a 30X [inaudible 00:04:38].

Matt Ehrlichman:

When these companies provide us access to consumers, we've been able to aggregate this very large base of home buyers, that Porch has unique and early access to. So around two thirds of all U.S home buyers are going through our software platform every single month. And not only do we have this reach that's very unique but we know about these home buyers very early. So whereas, you know, brands right now would do mover marketing after the move when consumers change their address with the USPS; Porch meets all of these home buyers, you know, six to eight weeks prior to that through our software platform. Um, where we know early who is going to be moving into a new home so we can then help them with all of these, again, these critical services like insurance.

Matt Ehrlichman:

When we deliver services for the consumer, we've dug particularly deep in select services, one of which is insurance, um, one of which is moving. But insurance, as an example we have a brand called The Leaf Insurance Group which allows us to be able to, um, operate as an insurance brokerage across the country in all 50 states. Where we can help consumers get their insurance set up for their new home. We work with all of these great brands, these great service providers where we help these consumers get set up with insurance, moving, TV, internet, et cetera, you know, for their homes. We get paid by these service providers when we deliver new customers to them and we get paid, um paid very well.

Matt Ehrlichman:

So to wrap it up as we look forward, you know we do expect to be able to build very large scale, you know, with Porch. You know with these last seven years we've grown very quickly, 50% kegger, with very high margins, you know, nearly 80% type gross margins. Um and we really are just get starting, just have started scratching the service on this massive, massive dam that's available to us. Porch has more than a $220 billion adjustable market today, it will only expand as we move forward. And so not only will we be able to grow very consistently with our software platform and continue to sell software to more companies, getting access to more transactions, and being able to help consumers with more and more services. But in addition to that there's these big levers that we will pull around mover marketing, helping brands to be able to reach these consumers when they're moving, going deeper into insurance, uh, going from a brokerage, you know, down the value chain as a manage general agency. And continue to take our platform into other home service verticals, organically and inorganically with M&A.

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Matt Ehrlichman:

So at that, happy to, happy to turn it back over to you Rohed and we can, we can dive into questions.

Rohed:

Awesome, awesome. Um, before I jump into Q&A, Tom do you want to just address, uh, like what is the process, as in, in terms of pairing this back and why are you focused on, uh, real estate technology. I understand you are in the process of doing a repeated stack as well, uh and just walk through the life cycle of the SPAC of your first one and why real estate technology and kind of led you to go into the second SPAC as such.

Tom Hennessy:

Sure, I'd be happy to. So why, why, uh, SPAC focused on PropTech, real estate technology? So I and my partner, Joe Beck come from a traditional real estate investment background, we worked at one of the largest institutional investors in the world, Abu Dhabi Investment Authority. And while we were there, we identified that real estate has the largest asset class, when you combine commercial plus residential. So commercial; office buildings for example, industrial, um, apartments, and residential; single family homes where Matt and Porch are focused primarily. It's almost a $50 trillion asset class in the U.S, it's the largest asset class and it's poised for disruption, it's a liquid, opaque, fragmented, it's a tech lagger. And increasingly entrepreneurs are recognizing the opportunity in this space, like Matt, and others that are innovating in and around real estate technology. And where there's good ideas and high growth companies, uh, capital flows, accelerates and falls. And so, uh, that leads to adoption within real estate, now you're seeing large institutional owners, developers, operators, increasingly focused on tech to implement into their portfolio to drive..

PART 1 OF 4 ENDS [00:09:04]

Tom Hennessy:

... Increasingly focus on tech to implement into their portfolio to drive value, to drive [NYN 00:09:05] yield. And so, as uh, my partner and I, Joe, identified, um, increasingly as these companies grow, like Porch, they'll need to find an alternative path to either the public markets to stay private longer, and so they have a number of different options. And we think a SPAC is just another option for this business.

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Tom Hennessy:

Um, certainly Porch evaluated a traditional IPO, and we think there's merits to accelerating that process, to get public sooner, and really execute and grow quickly, um, as a public company. And I think that was one of the, one of the key attributes that resonated, uh, with Matt and team.

Tom Hennessy:

And so, uh, we set out, with this thesis, focused on prep tech, we were- we believe we were the first ones, uh, focused on this category in SPACs. Back in, uh, one year ago. And the process is to go out, uh, find an underwriter, a bank, to help you, uh, raise the capital, introduce you to public investors that want to invest in a high growth company. And so, those are the investors that participate in the IPO of our SPAC. And many of those investors are now gonna become investors in Porch, because they transition and fall along the SPAC to the journey of Porch becoming public.

Tom Hennessy:

And so, that entire process of raising the SPAC through, um, um, agreeing on a deal with Porch and the shareholders, uh, which happened in July, we announced the deal, and now here next week, we'll close- close the deal with Porch. It takes about a year. Um, it can be quicker, or it can be longer, but for us, it- it'll take about a year. And we're very pleased that, uh, come December 24th, Matt and his executive leadership team and, uh, all the employees and shareholders of Porch will be ringing a virtual bell on NASDAQ next year, uh, next week. So, we're very excited to see that.

Rohed:

Oh, wow, congratulations, I didn't uh, realize that it was so eminent. Congrats on that, uh, Matt, and, uh, um, interesting, uh, day to go public on the 24th of, uh, December. Um, I guess, uh, switching over to you, Matt, in terms of, um, the why, why SPAC, and why not a traditional IPO? As in, uh, as the founder/CEO you're essentially having a very big question here. You have been doing this, uh, for the last seven, eight years, you are thinking what the company could become, uh, over the next decade. And so, um, just walk- walk me through your thinking here, as in why, uh, SPAC, and why not traditional IPO, or even, you could have decided to stay private longer.

Matt Ehrlichman:

Yeah, good- good question. [Kinali 00:11:39], it wasn't the plan, you know, a year or year and a half ago. Um, you know, frankly, we weren't even that cognizant of the SPAC being a path, you know, for us-

Rohed:

Mm-hmm (affirmative).

Matt Ehrlichman:

... in- in- in our consideration set. You know, if you were to ask me a year and a half ago, I would've said, you know, traditional IPO, you know, would've been the-

Rohed:

Mm-hmm (affirmative).

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Matt Ehrlichman:

... would've been the path, similar to what I did, um, with- with the previous company, you know, that I was involved in. Um, when we, uh, met, uh, Tom and Joe, and- and Prop- PropTech, um, it took several months, I think, of just meetings, and education, and just kind of really understanding the mechanism, you know, and the pros and cons-

Rohed:

Mm-hmm (affirmative).

Matt Ehrlichman:

... that a- that a SPAC provides. At the end of day, the reason we decided to go down this path is that it j- it does make good sense, really, t- tied to what Tom mentioned, which is time to market. Um, we're able to get public, you know, really a full year earlier than if we had gone, um, with a traditional, you know, IPO.

Rohed:

Mm-hmm (affirmative).

Matt Ehrlichman:

And not only that, um, you know, we're able to couple a pipe, go along with this process to be very well capitalized. And so, we started off, and we're going to do a $50 million dollar pipe, but we ended up having around $300 million dollars in orders, and so we up-sized it to a $150 million dollar pipe, led by, you know, great, long-term fundamentals, where we can really be selective about the right types of- of investors and shareholders to be able to have as part of this- this company in the journey. You know, Wellington, and great, great folks like this.

Matt Ehrlichman:

And so, for us, you know, that puts us in a spot where we can now be public a full- full year earlier, very well capitalized, we'll have $200 million dollars plus of cash, without any de- any debt. And, and that puts us in a very strong spot. And the reason the math ends up making sense for us, reason that that can create value, is we have a very strong M&A pipeline. You know, we have, uh, 150 active companies in our M&A pipeline, but seven that are at or near the bottom of the funnel, um, that represent $180 million dollars in revenue, at less than 2x revenue multiples.

Matt Ehrlichman:

And so, for us, being able to go take advantage of those opportunities, be able to bring those- those companies in as part of Porch's platform, we can really help those companies accelerate the growth, and that can be very lucrative for, you know, for th- for the- the Porch shareholder and investor base.

Rohed:

Okay, okay, interesting. So, you needed a public currency you could, uh, you could have raised capital, you're raising capital. What about the cost of capital? As in business, there is this growing, um, rhetoric amongst the investment community around, uh, the traditional IPO process being broken, look at what happened to Airbnb and DoorDash in terms of the pricing versus the actual valuation, and so on and so forth. As in, do you feel that SPAC and going through this process, the, the valuation process is much more, um, uh, rational and, uh, there is less, uh, uh, kind of, broken valuation uh, team around the SPAC? Or- or how would you improve that?

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Matt Ehrlichman:

You know, I- I think- I think what you have with the SPAC, is you have certainty and clarity, right? And so, you're able to work through those discussions with a partner, and be able to come up with, you know, valuation and terms, there's other things that you can bring in, into the discussion that provide more levers to be able to get a deal done that makes sense for all parties.

Matt Ehrlichman:

And that's not just the sponsor and- and the company like Porch, but also the investors, that- that, you know, are- are key partners, you know, in the journey. Um, and so, you're able to structure something that can really make sense for all parties. You can sign that up and be able to have certainty and clarity, right? As you then go through, go through that process. And that is one of the other reasons that we elected to go down this path is that, you know, you go through an IPO and you really don't know how it's going to be priced, and if it's gonna happen at the end, or if there's gonna be some change in the market.

Matt Ehrlichman:

And so, for us, you know, that gives us, um, confidence and we can go run our playbook and- and go- go build our- build our company. Um, so, no, I think you are seeing some of that with an IPO where, you know, there's a tremendous amount of uncertainty, you know, right up until the very, very end. Um, and- and we were able to, you know, fully de-risk, you know, once we selected to- to go down the SPAC path.

Rohed:

Hmm, okay. Um, I guess, switching over to you, Tom. In terms of, um, your funnel up potential targets, like, how has that evolved over the last year or so? As in, now that you have gone through one full cycle of, uh, of delivering a baby, um, this is not a pun here, but, uh, as in, as- as you have done that, how has your pipeline of- of potential companies that look and feel like Porch, uh, how that pipeline has evolved, and how are your conversations evolving, given what's happening in the IPO markets?

Tom Hennessy:

Yeah, that's a really good, really good question. So, perhaps I'll start with what we're looking for. Or what we were looking for, for Porch. So, first, we're looking for a company that's sizeable, with scale. So, at least $500 million dollars of enterprise value, and we can always scale up, as Matt said, through a pipe, supersizing the SPAC, which we did in- in Porch's case.

Tom Hennessy:

So, our first screen is by size, second is quantitative metrics. So, proven revenue model, attractive unit economics, compelling growth story, and I think you've heard some of that through Matt's presentation, but 50% CAGR over the past couple years, growing at this rate into 2021 as well for Porch. 80% gross margins, 30 times LTV to CAC, and, and a month-to-month profitable, uh, this year, starting in June.

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Tom Hennessy:

That- that combination is very rare to find. And so, uh, Porch checked the box in terms of the financial metrics, and then, of course, that you have also the qualitative metrics. A management team that is not only capable of being public, but that wants to be public. Um, that's- that certainly is the case here with Matt, and his, uh, great team.

Tom Hennessy:

And so, our pipeline, uh, has sh- has certainly shifted. We're looking for category winners. Um, we think we found that here in- in Porch and, uh, we're just starting our journey for our second SPAC, which we priced, uh, about two weeks ago. And so, the world has changed quite a bit, um, since we raised our first SPAC. Uh, when we raised our first one it was m- much more about market education. Uh, SPAC 101. What is a SPAC, and-

PART 2 OF 4 ENDS [00:18:04]

Matt Ehrlichman:

... cation, uh, SPAC 101. What is a SPAC, and how does it compare to my other paths, as an entrepreneur or a founder? How does it compare to a traditional IPO? How does it compare to a strategic sale? Or uh, staying private longer? And I think you've seen, um, with a number of SPACs, the year of the SPAC, it seems, um, in 2020, it certainly become a more mainstream institutional product. There's more public investors that are now adopting the product and investing the product, and I think there is a few dynamics at play. One, uh, is that, um, the traditional IPO, as- as you mentioned earlier, is certainly in the small cap space with sub $2 billion of market cap, uh, is somewhat non-existent, especially for tech companies.

Matt Ehrlichman:

Um, and so, the SPACs are somewhat filling that gap, um, filling that gap, allowing really exciting businesses to go public, and bringing new supply of high-growth businesses to the public, um, public market investors who have great demand for these types of businesses.

Matt Ehrlichman:

And so uh, going forward into uh, our second SPAC here, I think the conversation has shifted to what is a SPAC? To why should I partner with uh, you, PropTech Tom and Joe? Um, v- as compared to these other SPACs that are out on the market?

Matt Ehrlichman:

And so that conversation uh, has shifted. Uh, I think many companies are now much more amendable and open to the idea, and we're seeing that in our categories specifically with [Open Door 00:19:27] and [View 00:19:28], and Porch, all category winners in their own respective categories that are now being very well received by the [inaudible 00:19:34] markets.

Rohed:

I- I agree with you. And in terms of um, IPOs for small cap, mid cap uh, tech companies, that has been somewhat of a broken uh, way for companies to seek, uh, uh, as in the- the time it uh, takes for I- for a small cap IPO to unground uh, in public investor. It- it probably frustrates a bunch of uh, CEOs and entrepreneurs, uh, as... I mean, it could take up to 2 years, and in 2 years, it's- it's uh, having um, a under value currency uh, and uh, effecting your kind of deeper execution, is- is probably a very long time um, in today's uh, day and age.

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Rohed:

Um, I guess, um, uh, switching over to more um, important and more uh, kind of uh, investment focused uh, ideas, um, as in uh, encompasses the road ahead, as in we want to see what happens after the pandemic, and what are people like you uh, thinking through? Uh, and everyone what's to forget what happened in 2020. But before we kind of go there, as in Matt, why don't you recap, what- how has Porch reacted to the pandemic? As in, is there- are there elements of Porch that have become more sexy after the pandemic, or due to the pandemic? Um, and then I will get into the 2021 uh, uh, kind of uh, predictions as such.

Matt Ehrlichman:

Yeah we are incredibly fortunate to be in the industry that we are in. You know, because obviously the pandemic has impacted different industries in unbelievably different ways, and it's a little bit of just you know, el- luck in terms of what industry you happen to be- to be playing in, and- and you know, there's just no doubt that more people are moving, you know, and that more people you know, are spending time in their homes, like I am today, like we probably all are, you know, today. Um, and so that, that just changes YY our business, you know, not only right now, but as you look forward. You know, we just have wind at our backs. More people are going to be deploying more of their dollars into their home versus you know, travel, or entertainment, or some of the other things that they would typically be putting money you know, to. More people are moving out of city centers, you know, into- into suburb areas, you know, wanting more space for their family and their kids.

Matt Ehrlichman:

And so Porch's business is based on helping the companies that surround this ecosystem, run their business, obviously with our software. But through those companies, you know, getting introduced to these consumers that are moving at a higher and higher clip, right? And so, um, what- while we- there- there is a tremendous uncertainty, I will say in mid uh, March, really, things just fell off a cliff, you know, in middle of March. You know, bottomed out in middle of April, and- and it just came roaring back. And so while the 2020 year certainly was impacted by COVID, particularly in that second, you know, end of the 1st quarter and 2nd quarter, s- meaningfully negatively impacted by COVID. You know at this point, and- and you know, we are just in a very strong spot. Things have fully recovered, um, and it puts us in a- in a really good position as we look forward to 2021, and- and future years.

Rohed:

Okay. Um, couple of questions that have come through, uh, just clarification. Matthew, you talked about, um, open table-like model. What percentage of revenues today come from uh, transactions versus uh, pure SaaS? And when you talk about say, five years from now, you're a five times bigger company, what's your magic uh, kind of breakdown? Advertising, SaaS, and marketplace transactions? Like today, versus five years from now?

Matt Ehrlichman:

Yeah, so, w- we look at... I mean, virtually all of our business comes from providing software to companies, and then the revenue we get by providing software to companies. But like I mentioned before, we uh, monetize our software to both SaaS fees and transactions. Over these last three years, we introduced transactional pricing about three and a half years ago. So we had zero percent of consumers, you know, um, the- of the- the companies, you know, paying us in that way. And we've been migrating more and more companies over the past summer. Right now we have about 41% of our companies that pay us with transaction um, pricing, and will continue to migrate, you know, more and more. Because the vast majority of all new companies, you know, pay us you know, a transaction um, fees, as we uh, as- as they go through training.

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Matt Ehrlichman:

Um, the, o- overall if you look at our- our whole business, you know, around 11% of the we- there's a chart that shows this. Um, one of our public decks, but around 11% of revenues for 2021 would be anticipated to come from directs SaaS fees, and the balance through B2B to C reoccurring transactions um, from those companies. The majority of those transactions related to move services, such as insurance moving, TV, internet, and security, and the balance, you know, less than a quarter, you know, coming from post-move services, helping people with projects you know, in their homes. We're actively trying to move companies from paying us with SaaS fees, to getting those companies instead to pay us with transactions, because those companies are worth 6x more to us when they do so. And so if we're successful, you know, hopefully that becomes smaller, and- and the volume of transactions we have access to it becomes bigger and bigger.

Matt Ehrlichman:

As we look forward um, five years out, I think the best representation is that, that chart that I pulled up actually at the end of the presentation, where we have you know, a number, we haven't specified in the timeframe, but certainly, it's not in that, you know, that- that long-term. Hopefully in that medium-term, we're able to get that- get the business to that billion and a half dollar in revenue, you know, type um, type level. And we do break down there, how much that comes from core business, you know a $200 million dollar um, kind of target, you know, for mover marketing, just you know, having brands, be able to market to consumers.

Matt Ehrlichman:

We do think insurance is a very large opportunity. You know, for us, insurance is the largest and highest value service in the home. And we have, you know, again, two-thirds give or take, of all of the US home buyers coming through our platform, and that's exactly when they need to buy insurance. And so, you know, we're really excited about continue to go deeper and deeper there, leveraging our software platform and the data that we have.

Matt Ehrlichman:

So, that- that's how we think about kind of the breakdown, as we look forward.

Rohed:

Mm-hmm (affirmative). Okay, interesting. And um, in terms of uh, kind of just profitability, and uh, how you're thinking through that, uh, where are you right now? And on a- on a structural basis, what's the best comp for a profitability? Is this business that could reach open table like profitability? Uh, higher? Lower? Um, what- what are you telling investors right now?

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Matt Ehrlichman:

Yeah, s- so like Tom mentioned, we did um, hit um, uh, month of- of EBITDA profitability um, there in Q3. The, I think it's been really interesting actually, going through this process with public investors. People look at our unit economics, and are- are asking why we would go try to be profitable next year, and are really pushing us to just invest and grow, and be the category winner. And so that's been really, actually uh, I really appreciate those conversations, but also just great feedback you know, from the investors that we're- that we're- we're working with now.

Matt Ehrlichman:

Um, as we look forward, yes, we have put out um, kind of long-term profitability targets. And so we- we believe this business can get to 25% long-term um, EBITDA targets. And while we get-

PART 3 OF 4 ENDS [00:27:04]

Matt Ehrlichman:

... [inaudible 00:27:00] long-term EBITA targets, and while we get there, we've shown how we still are able to invest really aggressively in R&D. Obviously, we could've shown even much higher EBITA profitability targets, you know, and minimizing that, that investment. But what I'm trying to do with this company, in fact, I would say the whole point, you know, of this company, you know, for, for me it was to go try to build a really large company, you know, and, um, to, to build a legacy company and brand. And so, as part of that, we do R, or we have, historically, and will, you know, will continue to invest aggressively in R&D, uh, to make sure that we can do that even in that long-term economics.

Matt Ehrlichman:

But we'll do, and we're- We've actually made in-incredible progress to kinda what, you know, getting to that month of EBITA profitability where we'll continue to just show, you know, progress as, as a percentage of revenue, you know, as we continue to tick forward toward that long-term goal. But we don't have to get there overnight. You know, we wanna invest. We wanna make sure we're continuing to grow very quickly, and so that's what we'll continue to kinda represent to the street, you know, to show that progress.

Rohed:

Okay, super. Uh, we are in the last, uh, couple, uh, uh minutes right now and uh, I guess, uh, switching over to you, Matt, what predictions for 2021 as in we have, uh ...? We have key different, uh, kind of ways for tech companies to go public, stacks, direct listings and traditional IPOs. Um, where do we see the greatest makeshift, uh, happening from 2020 to 2021? Uh, any guesses? Uh, what are your [crosstalk 00:28:33], uh, what ...?

Matt Ehrlichman:

Yeah, you bet. I don't think there's any doubt really in my mind that, um, the stack, um, uh, tool is gonna be more and more commonplace. You know, I think that over the course of the 2020 year, you know, the amount of awareness that exists now like Tom was saying is so much further ahead than where it was, you know, a year ago where a year ago, you know, a lot of the discussions is education to me and the board. Now people are just aware. Entrepreneurs like me are aware it's in the consideration, the outset, um, out of the gate. And all of the, the stacks that have been created over the course of this last year all have to go and find, you know, targets and companies that, that, you know, that are set up to go public, and so you're going to see a lot of that happening her-here over the 2021 year.

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Matt Ehrlichman:

As long as, um, stacks can just stay very disciplined ... I think Tom and Joe did a really good job of talking to lots of companies, but really finding the high-quality companies. As long as the stacks are finding high-quality companies, I think that that will just continue. I think there's really good reasons for entrepreneurs to use that as a, as a tool to get the company public, um, so. A-and so I expect stacks will do a good job, you know, on that overall. And, and that'll just continue to, to build momentum. Tom, what about you?

Tom Hennessy:

Yeah, I 100% agree with you, Matt. And I think stacks are becoming more mainstream. I think they are becoming more of an institutional product, and what I like to say is that they're a leg in the stool. So you have your traditional IPO. You have your direct listing, and you have the stack. Not every company is right for every one of those options and not every one of those options is right for every company. Um, so I think increasingly you'll find companies, uh, make the decisions, the, the it's very, uh, conscious decision to partner with a stack and pursue public capital markets that way. I think, for us, um, finding high-quality businesses is absolutely the right criteria that were focused on, an-and we'll be finding ... We hope to find another category winner like a [inaudible 00:30:41] that has benefited from, um, you know, has really received tailwinds through 2020.

Tom Hennessy:

And the challenge is that as, as come out of the pandemic, but I think that as owners of real estate, developers, operators increasingly pivot towards technology to enable them to, to increase their productivity while, um, their employees are working from home. They have to manage institutional assets, uh, or, uh, manage your own asset, your home, um, and any technology that enables that, that, that makes it easier or the consumer, for the customer, for the business, I think is gonna win. And, uh, that's where we're gonna ... That's where we're gonna focus, and it could be across a number of different categories. It could be construction tech, commercial, uh, residential. Um, we're just really excited about the growth that we're seeing in real estate technology.

Rohed:

Awesome, fantastic. I'm, uh, getting a tap on my [inaudible 00:31:40] shoulder here. Um, time's up, uh, people, and uh ... Again, this was fantastic, uh, Tom and Matt. Thank you for joining. Good luck next week, uh, Matt. It's a-a very important and significant milestone in, uh, your company and, uh, Tom, uh, uh, thank you for, uh, connecting again. Um, uh, happy holidays and, uh, I hope you stay safe and healthy over the next, uh, [inaudible 00:32:03] next year. Thank you.

Matt Ehrlichman:

Take care, thank you.

Tom Hennessy:

Thank you.

PART 4 OF 4 ENDS [00:32:06]

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PropTech and Porch Business Combination Summary

On July 30, 2020, Porch entered into a definitive agreement with PropTech Acquisition Corporation (NASDAQ: PTAC) (“PropTech”), a special purpose acquisition company targeting businesses in the real estate technology industry, which would result in Porch becoming a publicly listed company. Upon closing of the transaction, which is expected to occur in Q4 2020, PropTech will be renamed Porch Group, Inc. and is expected to remain listed on the Nasdaq Capital Market under the new ticker symbol “PRCH.”

About Porch

Seattle-based Porch, the vertical software platform for the home, provides software and services to more than 10,500 home services companies such as home inspectors, moving companies, real estate agencies, utility companies, and warranty companies. Through these relationships and its multiple brands, Porch provides a moving concierge service to homebuyers, helping them save time and make better decisions on critical services, including insurance, moving, security, TV/internet, home repair and improvement, and more. To learn more about Porch, visit porchcorp.com.

About PropTech Acquisition Corporation

PropTech Acquisition Corporation is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses focused on real estate technology. For more information, visit proptechacquisition.com.

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Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or PTAC’s or Porch’s future financial or operating performance. These statements are based on the beliefs and assumptions of the management of PTAC and Porch. Although PTAC and Porch believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither PTAC nor Porch can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. Forward-looking statements contained in this communication include, but are not limited to, statements about the anticipated merger closing timing and the ability of PTAC and Porch prior to the merger, and the combined company following the merger (“New Porch”), to: access, collect and use personal data about consumers; execute its business strategy, including monetization of services provided and expansions in and into existing and new lines of business; anticipate the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and its effect on business and financial conditions; manage risks associated with operational changes in response to the COVID-19 pandemic; meet the closing conditions to the merger, including approval by stockholders of PTAC and Porch on the expected terms and schedule; realize the benefits expected from the proposed merger; anticipate the uncertainties inherent in the development of new business lines and business strategies; retain and hire necessary employees; increase brand awareness; attract, train and retain effective officers, key employees or directors; upgrade and maintain information technology systems; acquire and protect intellectual property; meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness; effectively respond to general economic and business conditions; maintain the listing on, or the delisting of PTAC’s or New Porch’s securities from, NASDAQ or an inability to have our securities listed on the NASDAQ or another national securities exchange following the merger; obtain additional capital, including use of the debt market; enhance future operating and financial results; successfully execute expansion plans; anticipate rapid technological changes; comply with laws and regulations applicable to its business, including laws and regulations related to data privacy and insurance operations; stay abreast of modified or new laws and regulations applying to its business, including copyright and privacy regulation; anticipate the impact of, and response to, new accounting standards; respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events; anticipate the significance and timing of contractual obligations; maintain key strategic relationships with partners and distributors; respond to uncertainties associated with product and service development and market acceptance; anticipate the impact of new U.S. federal income tax law, including the impact on deferred tax assets; successfully defend litigation; successfully deploy the proceeds from the merger; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PTAC’s Annual Report on Form 10 K for the fiscal year ended December 31, 2019, the section entitled “Risk Factors” in PTAC’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, the sections entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in the definitive proxy statement/consent solicitation statement/prospectus filed by PTAC and other documents of PTAC filed, or to be filed, with the SEC. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither PTAC nor Porch undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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Participants in the Solicitation

PTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from PTAC’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in PTAC is contained in PTAC’s annual report on Form 10 K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed business combination.

Porch and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of PTAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed business combination.

Additional Information About the Proposed Business Combination and Where to Find It

The business combination will be submitted to stockholders of PTAC for their consideration. PTAC has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement and a preliminary prospectus of PTAC and a preliminary consent solicitation statement of Porch. After the registration statement was declared effective, PTAC w mailed a definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PTAC’s shareholders and other interested persons are advised to read the definitive proxy statement/consent solicitation statement/prospectus and, when available, the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about Porch, PTAC and the business combination. The definitive proxy statement/consent solicitation statement/prospectus and other relevant materials for the proposed business combination were mailed to shareholders of PTAC as of November 27, 2020, the record date for voting on the proposed business combination. Shareholders can also obtain copies of the preliminary proxy statement/consent solicitation statement/prospectus, the definitive proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Investor Relations contact:

Gateway Investor Relations

Cody Slach, Matt Glover

(949) 574-3860

PTAC@gatewayir.com

PropTech Contact:

contact@proptechacquisition.com

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